

July 28, 2014

<u>Via E-mail</u>
Chin Hon Siang Alex
Chief Financial Officer
Asia Green Agriculture Corporation
Shuinan Industrial Area
Songxi County, Fujian Province 353500
China

  Re: **Asia Green Agriculture Corporation**
    Amendment No. 2 to Schedule 13E-3 filed by Asia Green Food Enterprise
    Limited, AGF Industrial Limited, Mr. Youdai Zhan et al.
    Filed July 24, 2014
    File No. 005-84824

Dear Mr. Chin:

  We have reviewed your amended filing and have the following comments.

<u>Management Projections, page 29</u>

1. We note your response to prior comment 6; however, page 13 of exhibit 99.3 still appears to contain projections that are not included in your going private disclosure document, namely the EBITDA and free cash flow measures specifically used in the financial analysis. Please revise your disclosure accordingly.

  You may contact me at (202) 551-3503 if you have any questions regarding our comments.

        Sincerely,

        /s/ David L. Orlic

        David L. Orlic
        Special Counsel
        Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       James A. Mercer III, Esq.
       Sheppard, Mullin, Richter & Hampton LLP

       Joseph W.K. Chan, Esq.
       Sidley Austin LLP